Mail Stop 4561

August 7, 2006

By U.S. Mail and facsimile to: (201) 843-3945

Mr. Anthony S. Abbate
President and Chief Executive Officer
Interchange Financial Services Corporation
Park 80 West Plaza Two
Saddle Brook, NJ 07663

> **Re: Interchange Financial Services Corporation**
> **Preliminary Schedule 14A**
> **Filed July 20, 2006**
> **File No. 001-10518**

Dear Mr. Abbate:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

General

1.   Please advise the staff whether you gave financial projections to TD Banknorth.

<u>Interchange's Reasons for the Merger; Recommendation of the Board…, page 19</u>

2.   Please disclose whether the Board took account of the tax implications of the all
        cash offer versus the mixture of cash and stock.

<u>Where you can find more information, page 67</u>

3.   Please include the full address of the SEC headquarters: 100 F Street, NE,
        Washington, DC 20549 and remove the references to New York and Chicago.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company and all filing persons acknowledging that:

·   the company or filing person is responsible for the adequacy and accuracy of the
    disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company or filing person may not assert staff comments as a defense in any
    proceeding initiated by the Commission or any person under the federal securities
    laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard Schaberg, Esq.
       Michael Seaman, Esq.
       Thacher Proffitt & Wood LLP
       1700 Pennsylvania Avenue, NW
       Suite 800
       Washington, DC 20006